January 14, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Kate Tillan
David Irving
Austin Stanton
Lulu Cheng

Re:	FTAC Emerald Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed December 23, 2024

File No. 333-282520

To the addressees set forth above:

On behalf of FTAC Emerald Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) communicated in its letter dated January 13, 2025 (the “Comment Letter”) relating to the Registration Statement on Form S-4 (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2024 and amended on November 27, 2024, and December 23, 2024. Concurrently with the delivery of this letter to the Staff, the Company has publicly filed Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission through its EDGAR system.

For ease of review, we have set forth below each of the numbered comments from the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed December 23, 2024

Risk Factors

Risks Related to Bitcoin

A temporary or permanent blockchain “fork”, page 62

1.

We note your response to prior comment 2 and related disclosure. Please explain the basis for your determination that it will be the responsibility of the Bitcoin Service Providers to make any determination with respect to whether any forked assets are ’securities’ within the meaning of Section 2(a)(1) of the Securities Act and the implications under federal securities laws of any distribution thereof, including without limitation the nature of the contractual relationships between and/or among you, your customers, and the Bitcoin Service Providers. Please further revise to disclose the risks to and liabilities of the Bitcoin Service Providers and/or

Fold relating to such determination, and describe in greater detail the steps that Fold will take to ensure that any actions are in compliance with federal securities laws.

Response: The Staff’s comment is noted. The Company respectfully advises the Staff that any forked assets corresponding to bitcoin custodied on behalf of Fold customers would be held initially by the Bitcoin Service Provider responsible for such custodied bitcoin. Accordingly, Fold’s determination that the Bitcoin Service Providers, and not Fold, will be primarily responsible for determining whether a forked asset is a “security” within the meaning of Section 2(a)(1) of the Securities Act and the related implications under federal securities laws of any distribution thereof, is based on the premise that such determination should be made prior to any transfer or distribution by a Bitcoin Service Provider of a forked asset to Fold to ensure compliance with applicable law. Said differently, any determination by Fold with respect to whether a forked asset held by Fold is a “security” will have occurred following a transfer or distribution of such forked asset from a Bitcoin Service Provider to Fold, as Fold does not hold directly any bitcoin on behalf of Fold or its customers. While the Bitcoin Service Providers will be at the forefront of assessing steps to ensure legal compliance with respect to forked assets, Fold will actively monitor and assess any such situation to protect Fold and its customers. To that end, the Company has revised the Amended Registration Statement in response to the Staff’s comment to disclose the risks and liabilities relating to such determination and describe in greater detail the steps that Fold will take to ensure that any actions are in compliance with federal securities laws. Please see the updated disclosure beginning on page 65 of the Amended Registration Statement.

January 14, 2025

Information About Fold

Our Products and Services

Custody & Trading, page 192

2.

We note your response to prior comment 5. Please revise your disclosure to specify which applicable state banking, payments or trust laws the Bitcoin Service Providers are qualified under, to custody digital assets.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see the updated disclosure beginning on pages 195 and 202 of the Amended Registration Statement.

How Fold Users Access Fold Products and Services, page 193

3.	We note your response to prior comment 6 and re-issue in part. We also note your revised disclosure that “[t]he custodial partners then process the trade using their own technology and liquidity partners.” Please revise to confirm whether the “custodial partners” are the Bitcoin Service Providers and if not, the identities of these custodial partners, identify the bitcoin exchanges and liquidity partners through which your customers’ purchase and sale transactions are conducted, including step-by-step descriptions of the process and timing for buying and selling bitcoin via the exchanges and liquidity partners, and how and when the exchange rates for these transactions are determined. Please also reconcile your statement here that “[a]ll funds deposited to, spent on, or withdrawn from the Fold Card are in USD,” with your statement on page 212 that “[i]n October 2024 [you] added the ability for eligible users to deposit bitcoin into Fold.”

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see the updated disclosure beginning on page 196 of the Amended Registration Statement.

January 14, 2025

Any comments or questions regarding the foregoing should be directed to the Company’s counsel, Derick Kauffman, at 610-205-6038. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Bracebridge H. Young, Jr.
Bracebridge H. Young, Jr.
President and Chief Executive Officer

cc:	(via email)
Ryan Maierson, Latham & Watkins LLP Derick Kauffman, Stevens & Lee PC